Callon Petroleum Company
One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, Texas 77042
(281) 589-5200

December 23, 2020
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Callon Petroleum Company
Registration Statement on Form S-3
File No. 333-251490
Ladies and Gentlemen:
We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-251490) filed by Callon Petroleum Company on December 18, 2020:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Sincerely,
Callon Petroleum Company
By: /s/ Michol L. Ecklund
Name: Michol L. Ecklund
Title: Senior Vice President, General
Counsel and Corporate Secretary

cc:    Michael W. Rigdon, Kirkland & Ellis LLP